UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42776

Polibeli Group Ltd

(Exact name of registrant as specified in its charter)

Landmark Pluit Tower D 5th & 6th Floor.
Jl. Pluit Selatan Raya, Pluit, Penjaringan,
Kota Jakarta Utara, Daerah Khusus Ibukota Jakarta 14450
Republic of Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Amendment to Prepaid Share Forward Agreement

On August 7, 2025, Polibeli Group Ltd, a Cayman Islands exempted company limited by shares (“Polibeli”), Polibeli Merger One Limited, a Cayman Islands exempted company limited by shares and a direct wholly-owned subsidiary of Polibeli (“Merger Sub”) and Chenghe Acquisition II. Co., a Cayman Islands exempted company (“Chenghe”) completed the business combination pursuant to which, Merger Sub was merged with and into Chenghe with Chenghe being the surviving company and as a direct, wholly-owned subsidiary of Polibeli (the “Business Combination”). Polibeli’s class A ordinary shares commenced trading on the Nasdaq Global Market under the symbol “PLBL” on August 8, 2025.

In connection with the Business Combination, on May 28, 2025, Chenghe and Polibeli entered into an agreement (the “Prepaid Share Forward Agreement”) with each of (i) Harraden Circle Investors, LP (“HCI”), (ii) Harraden Circle Special Opportunities, LP (“HCSO”), and (iii) Harraden Circle Strategic Investments, LP (“HCSI”) (with HCI and HCSO and HCSI collectively as “Seller”) for an OTC Prepaid Share Forward Transaction. For purposes of the Prepaid Share Forward Agreement, “Counterparty” refers to Chenghe prior to the consummation of the Business Combination and Polibeli after the consummation of the Business Combination. Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Prepaid Share Forward Agreement, as amended.

On July 31, 2026, the parties thereto entered into an amendment to the Prepaid Share Forward Agreement (such agreement, as amended, the “Amended Prepaid Share Forward Agreement”) to extend the maturity date of the agreement for another 12 months.

Pursuant to the terms of the Amended Prepaid Share Forward Agreement, the Seller intends, but is not obligated, to purchase up to a number of Class A ordinary shares, par value $0.0001 per share, of Chenghe (“Ordinary Shares”) in the aggregate amount equal to up to 3,000,000, from third parties through a broker in the open market (other than through Counterparty), or Ordinary Shares previously redeemed by Seller that Seller reverses a previously submitted redemption request for prior to the closing of the Business Combination (the “Relevant Shares”). The Seller is also entitled to purchase up to 100,000 Ordinary Shares of Chenghe (the “Committed Shares”), which shall not form a part of the Relevant Shares under the Amended Prepaid Share Forward Agreement, and the Sellers will not sell the Committed Shares at a price less than the Reset Price (as defined below) prior to 30 day anniversary of the closing of the Business Combination.

The Amended Prepaid Share Forward Agreement provides that the Counterparty shall pay to the Seller an aggregate cash amount (the “Prepayment Amount”) equal to the product of (i) the number of Relevant Shares and the number of Committed Shares and (ii) the redemption price per share as set forth in Chenghe’s constitutional documents (the “Redemption Price”) directly from the trust account maintained by Continental Stock Transfer & Trust Company by no later than the earlier of (a) one business day after the Closing Date and (b) the date any assets from the Trust Account are disbursed in connection with the Business Combination. The Counterparty will pay the Prepayment Amount even if the Number of Shares is zero.

From time to time and on any date following the Business Combination (any such date, a “OET Date”), Seller may, in its absolute discretion, terminate the Transaction in whole or in part with respect to any number of Relevant Shares by giving notice of such termination and the specified number of Relevant Shares (such quantity, the “Terminated Shares”). As of each OET Date, the Counterparty shall be entitled to an amount from Seller, and the Seller shall pay to the Counterparty, an amount equal to (a) the then-in-effect Reset Price, multiplied by (b) the Terminated Shares. Thereafter, the Number of Relevant Shares shall be reduced by the number of Terminated Shares. The Reset Price shall be initially the Redemption Price, and, from time to time in the Counterparty’s sole discretion, the Reset Price may be adjusted to the lower of the current Reset Price and the lowest daily VWAP over the prior 10 trading days. For avoidance of doubt, the Reset Price may only be adjusted downward.

The Amended Prepaid Share Forward Agreement matures on the earlier of (a) the date that is 24-months after the closing of the Business Combination between Chenghe and Polibeli (the “Maturity Date”), or (b) the date specified by Seller in a written notice to be delivered to Counterparty at Seller’s sole discretion (the “Valuation Date” which shall not be earlier than the day such notice is effective). The Valuation Date notice will become effective immediately.

At Maturity Date, the Seller shall return to the Counterparty the Relevant Shares, and in exchange of such return, shall be entitled to retain an amount equal to the number of Relevant Shares multiplied by the Redemption Price.

The foregoing summary of the Amended Prepaid Share Forward Agreement is qualified in its entirety by reference to the text of the Prepaid Share Forward Agreement and the Amendment No. 1 to Prepaid Share Forward, which are filed as Exhibit 99.1 and Exhibit 99.2 hereto respectively and are incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Polibeli Group Ltd

	By:	/s/ Fucheng Yan
		Name:	Fucheng Yan
		Title:	Chairman and Director

Date: August 7, 2026

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Prepaid Share Forward Agreement, dated as of May 28, 2025, by and among Chenghe, Polibeli, Harraden Circle Investors, LP, Harraden Circle Special Opportunities, LP, and Harraden Circle Strategic Investments, LP (incorporated herein by reference to Exhibit 10.1 to the Form 8-K of Chenghe Acquisition II Co. filed with the SEC on June 3, 2025)
Exhibit 99.2	Amendment No. 1 to Prepaid Share Forward

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